File No. 812-

UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND

AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE ACT

FROM SECTION 17(a) THEREOF

New York Life Insurance and Annuity Corporation,

NYLIAC Variable Annuity Separate Account—I,

NYLIAC Variable Annuity Separate Account—II,

NYLIAC Variable Annuity Separate Account—III,

NYLIAC Variable Annuity Separate Account—IV,

NYLIAC Variable Universal Life Separate Account—I,

NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I,

NYLIAC Private Placement Variable Universal Life Separate Account – I,

NYLIAC Private Placement Variable Universal Life Separate Account – II, and

MainStay VP Funds Trust

Communications, Notice and Order to:

Trina Sandoval, Esq.

New York Life Insurance and

Annuity Corporation

51 Madison Avenue

New York, New York 10010

J. Kevin Gao, Esq

New York Life Investment Management LLC

169 Lackawanna Avenue

Parsippany, New Jersey 07054

Questions and Copies of Communications, Notice and Order to: Chip Lunde, Esq. Carlton Fields Jorden Burt, P.A. 1025 Thomas Jefferson St., N.W. Suite 400 East Washington, D.C. 20007

December 11, 2015

1 of 46

The exhibit index appears on page 36

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of	)
)
New York Life Insurance and Annuity Corporation,	)
NYLIAC Variable Annuity Separate Account—I,	)
NYLIAC Variable Annuity Separate Account—II,	)
NYLIAC Variable Annuity Separate Account—III,	)
NYLIAC Variable Annuity Separate Account—IV,	)
NYLIAC Variable Universal Life Separate Account—I,	)
NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I,	)
NYLIAC Private Placement Variable Universal Life Separate Account – I,	)
NYLIAC Private Placement Variable Universal Life Separate Account – II, and	)
MainStay VP Funds Trust	)
)
51 Madison Avenue	)
New York, New York 10010)
)
)
File No. 812-)
)

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND

AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE ACT

FROM SECTION 17(a) THEREOF

New York Life Insurance and Annuity Corporation (“NYLIAC”), NYLIAC Variable Annuity Separate Account—I (“VA I”), NYLIAC Variable Annuity Separate Account—II (“VA II”), NYLIAC Variable Annuity Separate Account—III (“VA III”), NYLIAC Variable Annuity Separate Account—IV (“VA IV”), NYLIAC Variable Universal Life Separate Account—I (“VUL I”), NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I (“Corporate VUL I”), NYLIAC Private Placement Variable Universal Life Separate Account – I (“Private VUL I”), and NYLIAC Private Placement Variable Universal Life Separate Account – II (“Private VUL II”)1 hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940,

1 VA I, VA II, VA III, VA IV, VUL I, Corporate VUL I, Private VUL I, and Private VUL II are sometimes referred to individually as a “Separate Account” and collectively as the “Separate Accounts.”

as amended (the “1940 Act”), approving the proposed substitution of the securities described herein (the “Proposed Substitution”). NYLIAC and the Separate Accounts are hereinafter referred to collectively as the “Section 26 Applicants.”

NYLIAC, the Separate Accounts, and MainStay VP Funds Trust (the “Trust” and, together with NYLIAC and the Separate Accounts, the “Section 17 Applicants”) also hereby apply for an order of exemption pursuant to Section 17(b) of the 1940 Act from Section 17(a) thereof to the extent necessary to permit them to effectuate the Proposed Substitution by redeeming all or a portion of the securities of the Existing Portfolio (as defined herein) in-kind and using those securities received to purchase shares of the Replacement Portfolio (as defined herein) (the “In-Kind Transactions”).

I.  STATEMENT OF FACTS

A.  NYLIAC

NYLIAC is a Delaware stock life insurance company that is licensed to sell life, accident and health insurance, and annuities in the District of Columbia and all states. NYLIAC is an indirect wholly-owned subsidiary of New York Life Insurance Company, a mutual life insurance company that has been in business since 1845 (“New York Life”).

B.  The Separate Accounts

NYLIAC serves as the depositor of the Separate Accounts, which are segregated asset accounts of NYLIAC established under Delaware law pursuant to resolutions of NYLIAC’s Board of Directors to fund the variable annuity contracts and variable universal life insurance policies described in Appendix A hereto (the “VA Contracts” and “VUL Policies,” respectively; each a “Contract,” and collectively, the “Contracts”). Each Separate Account, except for Private VUL I and Private VUL II,2 is registered under the 1940 Act as a unit investment trust.3 Interests under the Contracts, except for Contracts issued through Private VUL I and Private VUL II,4 are registered under the Securities Act of 1933, as amended (the “1933 Act”).5 Each Separate Account meets the definition of “separate account” contained in Section 2(a)(37) of the 1940 Act.

2 Private VUL I and Private VUL II are exempt from registration under the 1940 Act pursuant to Sections 3(c)(1) and 3(c)(7) thereof.

3 The 1940 Act registration statements for the Separate Accounts are identified in Appendix A hereto. Pursuant to Rule 0-4 under the 1940 Act, such registration statements are hereby incorporated by reference herein to the extent necessary to support and supplement the descriptions and representations contained in this Application.

4 Contracts issued through Private VUL I and Private VUL II are sold without registration under the 1933 Act in reliance on the private offering exemption of Section 4(2) of the 1933 Act and Regulation D thereunder.

5 The 1933 Act registration statements for the securities are identified in Appendix A hereto. Pursuant to Rule 0-4 under the 1940 Act, such registration statements are hereby incorporated by reference herein to the extent necessary to support and supplement the descriptions and representations contained in this Application.

Each Separate Account is divided into subaccounts (each a “Subaccount,” collectively, the “Subaccounts”). Each Subaccount invests in the securities of a single portfolio of an underlying insurance dedicated mutual fund (“Portfolio”). Purchase payments under the Contracts are allocated to one or more Subaccounts. Income, gains, and losses, whether or not realized, from assets allocated to a Separate Account are, as provided in the Contracts, credited to or charged against the Separate Account without regard to other income, gains or losses of NYLIAC. That portion of the assets of each Separate Account that is equal to the reserves and other Contract liabilities with respect to such Separate Account is not chargeable with liabilities arising out of any other business of NYLIAC.

C.   The Contracts

The Contracts include the VA Contracts and the VUL Policies listed in Appendix A hereto. The Contracts may be issued as individual or group Contracts. Contract owners and participants in group Contracts (each a “Contract Owner” and collectively, the “Contract Owners”) may allocate some or all of their Contract value (“Contract value”) to one or more Subaccounts that are available as investment options under the Contracts. In addition, Contract Owners may, if provided for under their Contracts, allocate some or all of their Contract value to a fixed account investment option that is supported by the assets of NYLIAC’s general account.

Each Contract permits its owner to transfer all or a portion of the Contract value from one Subaccount to another at any time, subject to certain policy limitations, as well as potential restrictions if NYLIAC determines that such transfers may disadvantage or potentially harm the rights and interests of other policyholders. No sales charge applies to any such transfer of Contract value among Subaccounts. All Contracts can impose a transfer charge of $30 per transfer for each transfer in excess of 12 in any one Contract year. None of the Contracts currently assess a transfer charge; however, NYLIAC reserves the right to impose a transfer charge not to exceed $30 for each transfer over 12 in a given Contract year. No transfer charges will apply in connection with the Proposed Substitution.

Under the Contracts, NYLIAC reserves the right to substitute, for the shares of a Portfolio held in any Subaccount, the shares of another Portfolio. The prospectuses or offering documents, as applicable, for the Contracts include appropriate disclosure of this reservation of right.

D.  The Trust

The Trust is registered with the Commission as an open-end management investment company under the 1940 Act and its securities are registered under the 1933 Act.6 The Trust was organized as a Delaware statutory trust on February 1, 2011, pursuant to a Declaration of Trust dated December 15, 2010. Effective April 29, 2011 each series of Mainstay VP Series Fund, Inc. merged into a corresponding “shell” series of the Trust (“Series”). Each Series succeeded to the accounting and performance histories of its corresponding predecessor series of Mainstay VP Series Fund, Inc. The historical information provided for each Series of the Trust is that of the corresponding predecessor series. The Trust assumed the registration statements of MainStay VP Series Fund, Inc., pursuant to Rule 414 under the 1933 Act.

The Trust currently consists of 30 Series. Each Series generally offers two classes of shares, namely the Initial Class and Service Class. Shares of the Series are currently offered through NYLIAC separate accounts, including the Separate Accounts, to fund variable annuities and variable universal life policies issued by NYLIAC, including the VA Contracts and VUL Policies. Series shares also may be offered to fund variable annuities and variable universal life insurance policies issued by other insurance companies. Currently, no other life insurance company invests in any Series. In addition, Initial Class shares of the Series are offered as underlying investments of the MainStay VP Asset Allocation Portfolios. For each Series offering Service Class shares, the Trust has adopted a Distribution and Service Plan for the Service Class shares pursuant to Rule 12b-1 under the 1940 Act. On December 10, 2015, the Trust’s Board of Trustees (“Board”) authorized the creation of the Replacement Portfolio as a Series of the Trust with the features described in this Application.

New York Life Investment Management LLC (“New York Life Investments” or the “Manager”), an indirect wholly-owned subsidiary of New York Life, serves as the investment manager of each of the Series of the Trust. NYLIFE Distributors LLC, also an indirect wholly-owned subsidiary of New York Life, serves as the distributor for the shares of the Series.

The Trust and the Manager may rely on an order7 from the Commission that permits the Manager, subject to certain conditions, including approval of the Board, including a majority of Trustees who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, and without the approval of shareholders, to: (i) select certain

6 File Nos. 002-86082 and 811-03833-01. Pursuant to Rule 0-4 under the 1940 Act, Applicants hereby incorporate these files by reference herein to the extent necessary to supplement and support the descriptions and representations contained in this Application.

7 The MainStay Funds et al., Investment Company Act Release No. 31597 (May 11, 2015) (notice); Investment Company Act Release No. 31663 (Jun. 8, 2015) (order) (File No. 812-14360) (“Manager of Managers Order”). The application for the Manager of Managers Order is referred to herein as the “Manager of Managers Application.”

wholly-owned and non-affiliated investment sub-advisers (each, a “Subadvisor” and collectively, the “Subadvisors”)8 to manage all or a portion of the assets of each Series pursuant to an investment sub-advisory agreement with each Subadvisor; and (ii) materially amend sub-advisory agreements with the Subadvisors. The Manager of Managers Order exempts the Trust from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder with respect to sub-advisory agreements. The Manager of Managers Order also provided the Trust and the Manager relief from various disclosure requirements. If a new Subadvisor is retained for a Series, such Series will notify Contract Owners and provide them with certain information required by the Manager of Managers Order within 90 days of hiring of a new Subadvisor. The Manager of Managers Order applies to any other existing and future series of the Trust (including the Replacement Portfolio as defined herein) and any other existing or future registered open-end management investment company or series thereof that wishes to rely on the relief and (1) uses the “manager of managers” arrangement described in the Manager of Managers Application; (2) complies with the terms and conditions of the Manager of Managers Application; and (3) is advised by the Manager or any entity controlling, controlled by, or under common control with the Manager, or its successors. The Replacement Portfolio will not rely on the Manager of Managers Order unless such action is approved by a majority of the Replacement Portfolio’s outstanding voting securities, as defined in the 1940 Act, at a meeting whose record date is after the Proposed Substitution has been effected. The prospectus for the Replacement Portfolio will disclose the existence, substance, and effect of the Manager of Managers Order.

II.  THE PROPOSED SUBSTITUTION

A.  The Existing Portfolio and the Replacement Portfolio

NYLIAC, on behalf of itself and its Separate Accounts, proposes to exercise its contractual right to substitute shares of one Portfolio for that of another by replacing the shares of the Royce Micro-Cap Portfolio (Investment Class) (the “Existing Portfolio”)9 that are held in Subaccounts of its Separate Accounts with shares of the MainStay VP Small Cap Core Portfolio (Initial Class or Service Class)10 (the “Replacement Portfolio”).

8 For purposes of the Manager of Managers Order, a “Subadviser” for a Series is a Subadviser that is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Manager, or (2) a sister company of the Manager that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Manager, or (3) not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Series, the applicable trust, or the Manager, except to the extent that an affiliation arises solely because the Subadviser serves as a subadviser to one or more Series.

9 The Existing Portfolio is a series of Royce Capital Fund, a Delaware statutory trust registered with the Commission as an open-end management investment company under the 1940 Act (File No. 811-07537) and its securities are registered under the 1933 Act on Form N-1A (File No. 333-01073). Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations contained in this Application.

10 Contract Owners investing in the Existing Portfolio under VA Contracts will receive Service Class shares of the Replacement Portfolio; Contract Owners investing in the Existing Portfolio under VUL Policies will receive Initial Class shares of the Replacement Portfolio, consistent with the existing structure of the VUL Policies.

B.  Reasons for the Proposed Substitution

The Proposed Substitution is part of an ongoing effort by NYLIAC to make its Contracts more attractive to existing and prospective Contract Owners. The Section 26 Applicants believe the Proposed Substitution will help to accomplish these goals for the following reasons:

1.  Lower Portfolio Operating Expenses.  As discussed in Section II.C., below, the Section 26 Applicants believe, based on its estimates for the current year, the total annual operating expenses for the Replacement Portfolio will be lower than those of the Existing Portfolio. The Section 26 Applicants believe that lower Portfolio expenses will appeal to both existing and prospective Contract Owners.

2.  Improved Portfolio Manager Selection.    The Proposed Substitution will result in more investment options under the Contracts having the improved portfolio manager selection afforded by the Manager of Managers Order, which the Section 26 Applicants believe will appeal to both existing and prospective Contract Owners. The Manager of Managers Order permits the Manager to appoint, dismiss, and replace certain Subadvisors and amend sub-advisory agreements with Board approval as necessary or appropriate to seek optimal performance. Under the current sub-advisory arrangements that the Manager employs with respect to the Series,11 the Manager delegates day-to-day portfolio management to the Subadvisor, monitors Subadvisor performance, and recommends the addition or removal of a Subadvisor when determined to be in the best interests of such Series. Doing so enables the Manager to continuously and efficiently provide high quality portfolio management, and enables NYLIAC to offer a competitive menu of investment options to its existing and prospective Contract Owners. The Section 26 Applicants anticipate this strategy will provide Contract Owners with a more favorable overall investment experience.

3.  No Expense to Contract Owners.    Finally, the Proposed Substitution is designed to provide Contract Owners with the ability to continue their investment in a similar investment option without interruptions and at no additional cost to them. In this regard, NYLIAC or an affiliate will bear all expenses and transaction costs incurred in connection with the Proposed Substitution and related filings and notices, including legal, accounting, brokerage, and other fees and expenses. The Contract Value for each

11 For Series that do not have a Subadvisor, New York Life Investments is responsible for the day-to-day portfolio management. Subject to shareholder approval, all Series that are Replacement Portfolios will have sub-advisory arrangements covered by the Manager of Managers Order.

Contract Owner impacted by the Proposed Substitution will not change as a result of the Substitution. In addition, the Section 26 Applicants agree that NYLIAC will not increase total Separate Account charges for any existing Contract Owner on the Substitution Date for two (2) years from the Substitution Date.

C.  Comparison of the Existing Portfolio and the Replacement Portfolio

1.  Investment Advisers and Subadvisor.    The Proposed Substitution involves moving the assets attributable to the Contracts from the Existing Portfolio managed by Royce & Associates, LLC (“Royce”) to the Replacement Portfolio managed by the Manager and sub-advised by Cornerstone Capital Management Holdings LLC, (“Cornerstone”). Cornerstone was selected based on, among other things, its experienced investment management team, disciplined investment process, and strong performance track record that has produced attractive absolute and risk adjusted returns. Cornerstone is an affiliate of the Manager.

2.  Investment Objectives and Strategies.    The following chart sets out the investment objectives of the Existing Portfolio and the Replacement Portfolio.

Existing Portfolio	Replacement Portfolio
Royce Micro-Cap Portfolio	MainStay VP Small Cap Core Portfolio
Investment Objective: long-term growth of capital	Investment Objective: long-term growth of capital

The investment objectives of the Existing Portfolio and the Replacement Portfolio are identical.

The following chart sets out the principal investment strategies of the Existing Portfolio and the Replacement Portfolio.

Existing Portfolio	Replacement Portfolio
Royce Micro-Cap Portfolio (“Fund”)	MainStay VP Small Cap Core Portfolio (“Portfolio”)

Principal Investment Strategy: Royce, the Fund’s investment adviser, invests the Fund’s assets primarily in equity securities of micro-cap companies with stock market capitalizations up to $1 billion. Royce generally focuses on micro-cap companies that it believes are trading below its estimate of their current worth, basing this assessment chiefly on balance sheet quality and other indicators of financial strength. The Fund also seeks companies that Royce believes have strong growth prospects and the potential for improvement in cash flow levels and internal rates of return.

Normally, the Fund invests at least 80% of its net assets in equity securities of companies with market caps up to $1 billion. Although the Fund normally focuses on securities of U.S. companies, it may invest up to 25% of its net assets (measured at the time of investment) in securities of companies headquartered in foreign countries. The Fund may invest in other investment companies that invest in equity securities. The Fund may sell securities to, among other things, secure gains, limit losses, redeploy assets into what Royce deems to be more promising opportunities, and/or manage cash levels in the Fund’s portfolio.

Principal Investment Strategy: The Portfolio normally invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in companies with market capitalizations at the time of investment that are similar to the market capitalizations of companies in the Russell 2000® Index, and invests primarily in common stocks of U.S. companies.

Investment Process: Cornerstone Capital Management Holdings LLC, the Portfolio’s Subadvisor, seeks to construct a broadly diversified portfolio across sectors and industries using quantitative analysis to identify undervalued and overvalued securities. The Subadvisor uses a quantitative model that is designed to evaluate individual issuers and securities across valuation, momentum and market sentiment criteria. The Subadvisor also conducts a qualitative analysis to account for events and conditions that may not be quantifiable by the analysis, such as company-specific and market events. The Subadvisor regularly evaluates the quantitative model and, from time to time, the Subadvisor may adjust the metrics and data underlying its quantitative analysis for a variety of reasons, including, without limitation, to account for changing market, financial or economic conditions. Using an objective, disciplined and broadly-applied process, the Subadvisor selects securities that it believes have the most potential to appreciate, while seeking to limit exposure to risk. The Subadvisor also seeks to control the Portfolio’s exposure to risk by diversifying the Portfolio’s investments over a large number of securities.

In unusual market conditions, the Portfolio may invest all or a portion of its assets in investment grade notes and bonds, cash and cash equivalents.

The Subadvisor may sell a security if it no longer believes the security will contribute to meeting the investment objective of the Portfolio, if better opportunities are identified, or if it determines the initial investment expectations are not being met.

The principal investment strategies of the Existing Portfolio and the Replacement Portfolio are substantially similar and both include investment in equity securities of relatively small capitalization companies.

Although the Existing Portfolio and the Replacement Portfolio differ in the market capitalization of the companies in which they invest, with the Existing Portfolio investing primarily in micro-cap companies with stock market capitalizations up to $1 billion, and the Replacement Portfolio investing primarily in small-cap companies with market capitalizations ranging from approximately $15 million to $6.3 billion, there is substantial overlap in the securities in which each may invest.

The investment process of the Portfolios differs in some respects. The Adviser for the Existing Portfolio focuses on companies that are undervalued but also seeks companies with strong growth prospects. In addition, the Existing Portfolio may invest up to 25% of its net assets in securities of companies headquartered in foreign countries. The Replacement Portfolio’s Subadvisor seeks to construct a broadly diversified portfolio across sectors and industries using quantitative analysis to identify undervalued and overvalued securities. The Replacement Portfolio’s Subadvisor uses a quantitative model to evaluate individual issuers and securities across valuation, momentum and market sentiment criteria. The Subadvisor also conducts a qualitative analysis to account for events and conditions such as company-specific and market events. Despite these differences, the Section 26 Applicants note that the Existing Portfolio and the Cornerstone Small Cap Core strategy (after which the Replacement Portfolio is modeled) are correlated 94% and 99%, respectively, to the Russell 2000 Index over the 5 year period ended June 30, 2015. The Section 26 Applicants submit that the Proposed Substitution is substantively consistent with the investment selection made by Contract Owners when they selected the Existing Portfolio and will afford Contract Owners in the Existing Portfolio an opportunity for continued investment exposure to companies with smaller market capitalizations.

3.  Principal Risks. The following chart sets out the principal investment risks of the Existing Portfolio and the Replacement Portfolio.

Existing Portfolio	Replacement Portfolio
Royce Micro-Cap Portfolio (“Fund”)	MainStay VP Small Cap Core Portfolio (“Portfolio”)

Principal Risks: The Fund is subject to market risk—the possibility that common stock prices will decline over short or extended periods of time. As a result, the value of your investment in the Fund will fluctuate, sometimes sharply and unpredictably, and you could lose money over short or long periods of time.

The prices of micro-cap securities are generally more volatile and their market is less liquid relative to larger-cap securities. Therefore, the Fund may involve considerably more risk of loss and its returns may differ significantly from funds investing in larger-cap companies or other asset classes.

Investment in foreign securities involves risks that may not be encountered in U.S. investments, including adverse political, social, economic or other developments that are unique to a particular region or country. Prices of foreign securities in particular countries or regions may, at times, move in a different direction and/or be more volatile than those of U.S. securities. Because the Fund does not intend to hedge its foreign currency exposure, the U.S. dollar value of the Fund’s investments may be harmed by declines in the value of foreign currencies in relation to the U.S. dollar.

Royce’s estimate of a company’s current worth may prove to be inaccurate, or this estimate may not be recognized by other investors, which could lead to portfolio losses. To the extent the Fund overweights a single market sector or industry relative to its benchmark index, its performance may be tied more directly to the success or failure of a relatively smaller or less well-diversified group of portfolio holdings.

Principal Risks: Loss of Money Risk: Before considering an investment in the Portfolio, you should understand that you could lose money.

Market Changes Risk: The value of the Portfolio’s investments may change because of broad changes in the markets in which the Portfolio invests, which could cause the Portfolio to underperform other funds with similar objectives. From time to time, markets may experience periods of acute stress that may result in (i) increased volatility; and (ii) increased redemptions. Such conditions may add significantly to the risk of volatility in the net asset value of the Portfolio’s shares.

Management Risk: The investment strategies, practices and risk analysis used by the Subadvisor may not produce the desired results. The quantitative model used by the Subadvisor, and the securities selected based on the model, may not perform as expected. The quantitative model may contain certain assumptions in construction and implementation that may adversely affect the Portfolio’s performance. In addition, the Portfolio’s performance will reflect, in part, the Subadvisor’s ability to make active qualitative decisions and timely adjust the quantitative model, including the model’s underlying metrics and data.

Equity Securities Risk: Investments in common stocks and other equity securities are particularly subject to the risk of changing economic, stock market, industry and company conditions and the risks inherent in the portfolio managers’ ability to anticipate such changes that can adversely affect the value of the Portfolio’s holdings. Opportunity for greater gain often comes with greater risk of loss.

Small-Cap Stock Risk: Stocks of small capitalization companies may be subject to greater price volatility, significantly lower trading volumes, cyclical, static or moderate growth prospects, and greater spreads between bid and ask prices than stocks of larger companies. Small capitalization companies may be more vulnerable to adverse business or market developments.

Growth Stock Risk: If growth companies do not increase their earnings at a rate expected by investors, the market price of the stock may decline significantly, even if earnings show an absolute increase. Growth company stocks also typically lack the dividend yield that can cushion stock prices in market downturns.

Value Stock Risk: Value stocks may never reach what the Subadvisor believes is their full value or they may go down in value. In addition, different types of stocks tend to shift in and out of favor depending on market and economic conditions, and therefore the Portfolio’s performance may be lower than that of funds that invest in other types of equity securities.

The principal investment risks of the Existing Portfolio and the Replacement Portfolio are substantially similar. The Existing Portfolio and the Replacement Portfolio both identify equity market risk as a principal investment risk. Both Portfolios also identify the volatility risk of investing in smaller companies (micro-cap companies for the Existing Portfolio and small-cap companies for the Replacement Portfolio) as a principal investment risk.

The principal investment risks of the Portfolios differ in some respects. The Existing Portfolio identifies investment in foreign securities, lack of hedging of foreign currency exposure, and possible risks of a less well-diversified portfolio as principal risks. Despite these differences, the Section 26 Applicants note that the Existing Portfolio and the Cornerstone Small Cap Core strategy (after which the Replacement Portfolio is modeled) have betas of 0.95 and 1.00, respectively, versus the Russell 2000 Index over the 5 year period ended June 30, 2015. The Section 26 Applicants submit that the Proposed Substitution is substantively consistent with the investment selection made by Contract Owners when they selected the Existing Portfolio.

4.  Fees and Expenses.    The following chart compares the investment management fees, distribution fees, other expenses and total operating expenses of the Existing Portfolio and the Replacement Portfolio.12

	Existing Portfolio	Replacement Portfolio	Replacement Portfolio
	Royce Micro-Cap Portfolio (Investment Class)	MainStay VP Small Cap Core Portfolio (Initial Class)	MainStay VP Small Cap Core Portfolio (Service Class)

Management Fees	1.25%	0.85%[13]	0.85%[13]

Distribution (12b-1) Fees	0.00%	0.00%	0.25%

Other Expenses	0.05%	0.04%[14]	0.04%[15]

Acquired Fund Fees and Expenses	0.01%	0.00%	0.00%

Total Annual Operating Expenses	1.31%	0.89%	1.14%

Fee Waivers and Expense Reimbursements	N/A	N/A	N/A

Net Operating Expenses	1.31%	0.89%	1.14%

12 The expense data for the Existing Portfolio is shown as a percentage of average daily net assets as of December 31, 2014. The data for the Replacement Portfolio are estimates for the current year.

13 The Replacement Portfolio’s management fee is as follows: 0.85% on assets up to $1 billion; 0.80% on assets over $1 billion.

14 Other expenses are based on estimated expenses for the current fiscal year.

15 Other expenses are based on estimated expenses for the current fiscal year.

As shown in the table above, the total annual operating expenses and the aggregate management fees and 12b-1 fees, if any, of each class of the Replacement Portfolio are expected to be lower than the respective total annual operating expenses and management fees of the Existing Portfolio.

5.  Asset Levels.  The total net assets of the Existing Portfolio as of June 30, 2015 were approximately $475.7 million. In the Proposed Substitution, $215.3 million (approximately 45%) of the Existing Portfolio assets would be transferred to the Replacement Portfolio.

6.  Performance History.  Because the Replacement Portfolio has no operating history, no comparison of performance to the Existing Portfolio is possible for the Proposed Substitution. Nevertheless, the average annual total returns of the Existing Portfolio for the 1, 5, 10 year periods ended June 30, 2015 are set out in the table below for informational purposes. The Section 26 Applicants note that the estimated lower annual net operating expenses of the Replacement Portfolio could positively affect the performance of the Replacement Portfolio as compared to that of the Existing Portfolio.

Existing Portfolio
Royce Micro-Cap Portfolio (Investment Class)
Inception Date	12/27/1996
1 Year	-5.55%
5 Years	7.61%
10 Years	6.30%

Although the Replacement Portfolio has no operating history, Cornerstone (the Subadvisor of the Replacement Portfolio) has experience managing a small cap core strategy. The Cornerstone Small Cap Core strategy is an institutional strategy that has a 14 year track record and had over $317 million in assets under management as of October 30, 2015. The performance of Cornerstone in managing the strategy appears below.

	Average Annual Total Return for Cornerstone’s Small Cap Core Strategy for Periods Ended June 30, 2015*
Inception Date	April 2001
	Gross	Net 0.89%	Net 1.14%
1 Year	12.32%	11.32%	11.05%
5 Years	19.31%	18.25%	17.96%
10 Years	8.60%	7.64%	7.37%

* The performance for Cornerstone represents Small Cap Core strategy performance (gross and net of 0.89% (Initial Class) and 1.14% (Service Class) estimated total annual Replacement Portfolio operating expenses).

D.  Procedures for the Proposed Substitution

1.    Prospectus Supplements.        The Proposed Substitution requested in this Application will be described in supplements to the applicable prospectuses for the Contracts filed with the Commission or in other supplemental disclosure documents, (collectively, “Supplements”) and delivered to all affected Contract Owners at least 30 days before the date the Proposed Substitution is effected (the “Substitution Date”). Each Supplement will give the relevant Contract Owners notice of NYLIAC’s intent to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the Existing Portfolio as described herein on the Substitution Date. Each Supplement also will advise Contract Owners that for thirty (30) days before the Substitution Date, Contract Owners are permitted to transfer all of or a portion of their Contract value out of any Subaccount investing in the Existing Portfolio (“Existing Portfolio Subaccount”) to any other available Subaccounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts. In addition, each Supplement will (a) instruct Contract Owners how to submit transfer requests in light of the Proposed Substitution; (b) advise Contract Owners that any Contract value remaining in the Existing Portfolio Subaccount on the Substitution Date will be transferred to the Subaccount investing in the Replacement Portfolio (“Replacement Portfolio Subaccount”), and that the Proposed Substitution will take place at relative net asset value; (c) inform Contract Owners that for at least thirty (30) days following the Substitution Date, NYLIAC will permit Contract Owners to make transfers of Contract value out of the Replacement Portfolio Subaccount to any other available Subaccounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts; and (d) inform Contract Owners that, except as described in the market timing limitations section of the relevant prospectus, NYLIAC will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of the Replacement Portfolio Subaccount for at least thirty (30) days after the Substitution Date.

NYLIAC will send Contract Owners the prospectus for the Replacement Portfolio in accordance with applicable legal requirements and at least 30 days prior to the Substitution Date. The prospectus for the Replacement Portfolio will disclose the existence, substance and effect of the Manager of Managers Order.

2.    Confirmation Statements.     In addition to the Supplement distributed to Contract Owners, within five (5) business days after the Substitution Date, Contract Owners will be sent a written confirmation of the completed Proposed Substitution in accordance with Rule 10b-10 under the Securities Exchange Act of 1934, as amended (the “1934 Act”). The confirmation statement will include or be accompanied by a statement that reiterates the free transfer rights disclosed in the Supplement.

3.    Redemption and Purchase of Shares.    The Proposed Substitution will take place at the Existing and Replacement Portfolios’ relative per share net asset values determined on the Substitution Date in accordance with Section 22 of the 1940 Act and Rule 22c-1 thereunder. Accordingly, the Proposed Substitution will have no negative financial impact on any Contract Owner. The Proposed Substitution will be effected by having the Existing Portfolio Subaccount redeem its Existing Portfolio shares in cash and/or in-kind (as described herein) on the Substitution Date at net asset value per share and purchase shares of the Replacement Portfolio at net asset value per share calculated on the same date. All in-kind redemptions from the Existing Portfolio will be effected in accordance with the conditions set forth in the Commission staff’s no-action letter issued to Signature Financial Group, Inc. (Dec. 28, 1999). In-kind purchases of shares of the Replacement Portfolio will be conducted as described in Section IV of this Application.

4.    Limits on Expenses.    NYLIAC or an affiliate will pay all expenses and transaction costs reasonably related to the Proposed Substitution, including all legal, accounting, and brokerage expenses relating to the Proposed Substitution, the below described disclosure documents, and this Application. No costs of the Proposed Substitution will be borne directly or indirectly by Contract Owners. Affected Contract Owners will not incur any fees or charges as a result of the Proposed Substitution, nor will their rights or the obligations of NYLIAC under the Contracts be altered in any way. The Proposed Substitution will not cause the fees and charges under the Contracts currently being paid by Contract Owners to be greater after the Proposed Substitution than before the Proposed Substitution. The charges for optional living benefit riders, of course, may change from time to time and any such changes would be unrelated to the Proposed Substitution.

In addition, the Manager will enter into a written contract with the Replacement Portfolio whereby during the two years following the Substitution Date the annual net operating expenses of the Replacement Portfolio will not exceed the annual net operating expenses of the Existing Portfolio for the fiscal year ended December 31, 2014.

III.  REQUEST FOR AN ORDER OF APPROVAL

PURSUANT TO SECTION 26(c)

The Section 26 Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Proposed Substitution.

A.  Applicable Law

Section 26(c) of the 1940 Act makes it unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission approves the substitution. Section 26(c) requires the Commission to issue an order approving a substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 26(c) (then denominated as Section 26(b) was enacted as part of the Investment Company Act Amendments of 1970 (“1970 Amendments”). Prior to the 1970 Amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days after such substitution. In 1966, the Commission was concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in a unit investment trust following a substitution.16 The Commission recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval. Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by a unit investment trust. The Senate Report on the bill explained the purpose of Section 26(c) as follows:

The proposed amendment recognizes that in the case of a unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.17

16 House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

17 S. Rep. No. 184, 91st Cong., 1st Sess. 41 (1969); H. Rep. No. 1382, 91st Cong., 2d. Sess. 33 (1970).

The legislative history makes clear that the purpose of Section 26(c) is to protect the expectation of investors in a unit investment trust that the trust will accumulate shares of a particular issuer by preventing unscrutinized substitutions that might, in effect, force shareholders dissatisfied with the substituted security to redeem their shares, thereby possibly incurring either a loss of the sales load deducted from initial premium payments, an additional sales load upon reinvestment of the redemption proceeds, or both.18 Moreover, a Contract Owner forced to redeem may suffer adverse tax consequences. Section 26(c) affords this protection to investors by preventing a depositor or trustee of a unit investment trust that holds shares of one issuer from substituting for those shares the shares of another issuer unless the Commission approves that substitution.

B.  Basis for Section 26(c) Order

The Proposed Substitution is in furtherance of the exercise, by NYLIAC, of rights reserved under the Contracts and disclosed in prospectuses relating thereto. Furthermore, the terms and conditions of the Proposed Substitution are consistent with the principles and purposes of Section 26(c) and do not entail any of the abuses that Section 26(c) is designed to prevent. The Proposed Substitution will not result in the type of costly forced redemption that Section 26(c) was intended to guard against and, for the following reasons, are consistent with the protection of investors and the purposes fairly intended by the 1940 Act:

The Section 26 Applicants agree that any order granting the requested relief will be subject to the following conditions:

(1)

The Proposed Substitution will not be effected unless NYLIAC determines that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the Application; (b) the Proposed Substitution can be consummated as described in the Application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Proposed Substitution.

(2)

NYLIAC or its affiliates will pay all expenses and transaction costs of the Proposed Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract Owners to effect the Proposed Substitution.

18 House Comm. on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

(3)

The Proposed Substitution will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The Proposed Substitution will be effected without change in the amount or value of any Contracts held by affected Contract Owners.

(4)

The Proposed Substitution will in no way alter the tax treatment of affected Contract Owners in connection with their Contracts, and no tax liability will arise for affected Contract Owners as a result of the Proposed Substitution.

(5)	The Proposed Substitution will not adversely affect any riders under the Contracts since the Replacement Portfolio is an allowable Investment Option for use with such riders.

(6)

Affected Contract Owners will be permitted to make at least one transfer of Contract value from the Subaccount investing in the Existing Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, NYLIAC will not exercise any right it may have under the Contract to impose restrictions on transfers between the Subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

(7)

All affected Contract Owners will be notified, at least 30 days before the Substitution Date about: (a) the intended substitution of the Existing Portfolio with the Replacement Portfolio; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, NYLIAC will deliver to all affected Contract Owners, at least 30 days before the Substitution Date, a prospectus for the Replacement Portfolio.

(8)

NYLIAC will deliver to each affected Contract Owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation in accordance with Rule 10b-10 under the 1934 Act that the Proposed Substitution was carried out as previously notified; and (b) a restatement of the information set forth in the Supplements.

(9)

The Section 26 Applicants will cause the Manager to enter into a written contract with the Replacement Portfolio, whereby, during the two (2) years following the Substitution Date, the annual net operating expenses of the

Replacement Portfolio will not exceed the annual net operating expenses of the Existing Portfolio for the fiscal year ended December 31, 2014, to help ensure that Contract Owners investing in Replacement Portfolio Subaccount will not incur expenses following the Proposed Substitution that are higher than what they were prior to the Proposed Substitution when they invested in the Existing Portfolio Subaccount.

(10)

The Replacement Portfolio will not rely on the Manager of Managers Order unless such action is approved by a majority of the Replacement Portfolio’s outstanding voting securities, as defined in the 1940 Act, at a meeting whose record date is after the Proposed Substitution has been effected.

C.  Applicable Precedents

The Section 26 Applicants submit that the Proposed Substitution is consistent with the protection of investors and the policy and provisions of the 1940 Act and supported by applicable precedent.19

D.  Request for an Order of Approval

The Section 26 Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Proposed Substitution. The Section 26 Applicants submit that, for all the reasons stated above, the Proposed Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

IV. REQUEST FOR AN ORDER OF EXEMPTION UNDER SECTION 17(b)

The Section 17 Applicants respectfully request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the In-Kind Transactions.

19 E.g., Voya Retirement Insurance and Annuity Company, et al., Investment Company Act Release No. 31552 (Apr. 15, 2015) (notice); Investment Company Act Release No. 31599 (May 12, 2015) (order) (File No. 812-14302); Minnesota Life Insurance Company et al., Investment Company Act Release No. 30821 (Dec. 6, 2013) (notice); Investment Company Act Release No. 30850 (Dec. 30, 2013) (order) (File No. 812-14158) [hereinafter Minnesota Life]; Lincoln National Life Insurance Company, et al., Investment Company Act Release No. 30468 (Apr. 18, 2013) (notice); Investment Company Act Release No. 30517 (May 14, 2013) (order) File No. 812-14063; New York Life Insurance and Annuity Corporation, et al., Investment Company Act Release No. 29923 (Jan. 19, 2012) (notice); Investment Company Act Release No. 29947 (Feb. 14, 2012) (order) (File No. 812-13902) [hereinafter New York Life]; and New York Life Insurance and Annuity Corporation, et al., Investment Company Act Release No. 27112 (Oct. 5, 2005) (notice); Investment Company Act Release No. 27138 (Oct. 31, 2005) (order) (File No. 812-13229).

A. Applicable Law

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits the same persons, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

Section 2(a)(3) of the 1940 Act defines the term “affiliated person” of another person, in relevant part, as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; [or] (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person . . . .

Section 2(a)(9) of the 1940 Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

The Existing Portfolio and the Replacement Portfolio may be deemed to be affiliated persons of one another, or affiliated persons of an affiliated person. Shares held by a separate account of an insurance company are legally owned by the insurance company. Currently, NYLIAC, through its Separate Accounts, owns more than 25% of the shares of the Existing Portfolio, and therefore may be deemed to be a control person of the Existing Portfolio. In addition, New York Life Investments, as the Manager of the Replacement Portfolio, may be deemed to be a control person thereof. Because NYLIAC and New York Life Investments are under common control, entities that they control likewise may be deemed to be under common control, and thus affiliated persons of each other, notwithstanding the fact that the Contract Owners may be considered the beneficial owners of those shares held in the Separate Accounts.

The Existing Portfolio and the Replacement Portfolio also may be deemed to be affiliated persons of affiliated persons. This result follows from the fact that, regardless of whether NYLIAC can be considered to control the Existing and Replacement Portfolios, NYLIAC may be deemed to be an affiliated person thereof because it, through its Separate Accounts, owns of record 5% or more of the outstanding shares of such Portfolios. In addition, NYLIAC may be deemed an affiliated person of the Replacement Portfolio because its affiliate, New York Life Investments, may be deemed to control the Replacement Portfolio by virtue of serving as its investment adviser. As a result of these relationships, the Existing Portfolio may be deemed to be an affiliated person of an affiliated person (NYLIAC or the Separate Accounts) of the Replacement Portfolio, and vice versa.

The proposed In-Kind Transactions, therefore, could be seen as the indirect purchase of shares of the Replacement Portfolio with portfolio securities of the Existing Portfolio and conversely the indirect sale of portfolio securities of the Existing Portfolio for shares of the Replacement Portfolio. The proposed In-Kind Transactions also could be categorized as a purchase of shares of the Replacement Portfolio by the Existing Portfolio, acting as principal, and a sale of portfolio securities by the Existing Portfolio, acting as principal, to the Replacement Portfolio. In addition, the proposed In-Kind Transactions could be viewed as a purchase of securities from the Existing Portfolio and a sale of securities to the Replacement Portfolio by NYLIAC (or the Separate Accounts), acting as principal.20 If characterized in this manner, the proposed In-Kind Transactions may be deemed to contravene Section 17(a) due to the affiliated status of these entities.

Section 17(b) of the 1940 Act provides that the Commission may, upon application, issue an order exempting any proposed transaction from the provisions of Section 17(a) if evidence establishes that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

B. Basis for a Section 17(b) Order

The Section 17 Applicants submit that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed In-Kind Transactions are consistent with the policies of the Existing Portfolio and the Replacement Portfolio involved in such Transactions, as recited in their current registration statement and reports filed with the Commission. Finally, the Section 17 Applicants submit that the proposed In-Kind Transactions are consistent with the general purposes of the 1940 Act.

The Commission has previously granted exemptions from Section 17(a), in circumstances substantially identical in all material respects to those presented in this Application, to applicants who have proposed to effect substitution transactions by redeeming in-kind the shares of the current investment company and purchasing shares of the new substitute investment company by using investment securities of the type that the substitute investment company might otherwise purchase in the ordinary course of

20 We note, in this regard, that the position taken by the Commission’s staff in Signature Financial Group, Inc., SEC Staff No-Action Letter (Dec. 28, 1999), with respect to enforcement of Section 17(a) in the context of in-kind redemptions by affiliates, is not contrary to the Section 17 Applicants’ request, as that letter specifically states that redemptions in-kind by a fund to affiliated shareholders “trigger” Section 17(a), even though the staff would not recommend enforcement action against such a fund so long as certain conditions that are consistent with the purposes of Section 17(a) are met.

business.21 In those instances, the Commission has issued orders pursuant to Section 17(b) of the 1940 Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the substitute investment company would have reduced the value of the investors’ ultimate investment in such shares.

1. Reasonableness and Fairness and the Absence of Overreaching

The Section 17 Applicants maintain that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, are reasonable, fair, and do not involve overreaching because: (1) the proposed In-Kind Transactions will not adversely affect or dilute the interests of Contract Owners; and (2) the proposed In-Kind Transactions will comply with the conditions set forth in Rule 17a-7 and the 1940 Act, other than the requirement relating to cash consideration, as described below.

The In-Kind Transactions will be effected at the respective net asset values of the Existing Portfolio and the Replacement Portfolio involved, as determined in accordance with the procedures disclosed in their respective registration statements and as required by Rule 22c-1 under the 1940 Act. The In-Kind Transactions will not change the dollar value of any Contract Owner’s investment in any of the Separate Accounts, the value of any Contract, the accumulation value or other value credited to any Contract, or the death benefit payable under any Contract. Immediately after the proposed In-Kind Transactions, the value of a Separate Account’s investment in the Replacement Portfolio will equal the value of its investments in the Existing Portfolio (together with the value of any pre-existing investments in the Replacement Portfolio) immediately before the In-Kind Transactions.

In addition, the Section 17 Applicants will assure themselves that the In-Kind Transactions will be in substantial compliance with the conditions of Rule 17a-7, which outline the types of safeguards that parties to such transactions should implement to ensure that the terms of a transaction involving a registered investment company and an affiliated person thereof are fair and reasonable, and that the transaction does not involve overreaching on the part of any person involved in the transaction.

When the Commission initially proposed and adopted Rule 17a-7, it noted that the purpose of the Rule was to eliminate the filing and processing of applications “in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made” by establishing conditions as to the availability of the exemption that are limited “to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction.”22 When the Commission amended Rule 17a-7 in 1981 to cover transactions involving non-investment company affiliates, it indicated that such transactions could be reasonable and fair and not involve overreaching if appropriate conditions were imposed on the transaction.23

21 See, e.g., New York Life, supra note 19; and Minnesota Life, supra note 19.

22 Investment Company Act Release Nos. 4604 (May 20, 1966) (proposing release) and 4697 (Sept. 8, 1966) (adopting release).

23 Investment Company Act Release No. 11136 (Apr. 21, 1980) (proposing release).

The Section 17 Applicants respectfully submit that because the proposed In-Kind Transactions would comply in substance with the principal conditions of Rule 17a-7, the Commission should consider the extent to which the In-Kind Transactions would meet these or other similar conditions and issue an order if such conditions would provide the substance of the protections embodied in Rule 17a-7. The Section 17 Applicants will assure themselves that the proposed In-Kind Transactions will comply with the conditions of Rule 17a-7, except that the consideration paid for the securities being purchased or sold will not be cash.

The proposed In-Kind Transactions will be effected based upon the independent current market price of the portfolio securities as specified in paragraph (b) of Rule 17a-7. The proposed In-Kind Transactions will be consistent with the policy of each registered investment company and separate series thereof participating in the In-Kind Transactions, as recited in the relevant registered investment companies’ registration statements or reports in accordance with paragraph (c) of Rule 17a-7. In addition, the proposed In-Kind Transactions will comply with paragraph (d) of Rule 17a-7 because no brokerage commission, fee, or other remuneration (except for any customary transfer fees) will be paid to any party in connection with the proposed In-Kind Transactions. Moreover, the Existing and Replacement Portfolio will be responsible for compliance with the applicable board oversight and fund governance provisions of paragraphs (e) and (f) of Rule 17a-7. Finally, a written record of the proposed In-Kind Transactions will be maintained and preserved in accordance with paragraph (g) of Rule 17a-7.24

Even though the proposed In-Kind Transactions will not comply with the cash consideration requirement of paragraph (a) of Rule 17a-7, the terms of the proposed In-Kind Transactions will offer to the Existing and Replacement Portfolios the same degree of protection from overreaching that Rule 17a-7 generally provides in connection with the purchase and sale of securities under that Rule in the ordinary course of business. In particular, the Section 17 Applicants cannot effect the proposed In-Kind Transactions at a price that is disadvantageous to either the Existing Portfolio or the Replacement Portfolio, and the proposed In-Kind Transactions will not occur absent an exemptive order from the Commission. The Section 17 Applicants intend that the In-Kind Transactions will be carried out in substantial compliance with the other conditions of Rule 17a-7 as discussed above.

24 Because the relevant Separate Accounts have not adopted procedures pursuant to Rule 17a-7, they cannot effect the Proposed Substitution pursuant to such procedures nor can they maintain copies of such procedures. Nonetheless, the Section 17 Applicants represent that they will maintain all records relating to the Substitution in a manner consistent with Rule 17a-7.

2. Consistency with the Policy of Each Portfolio Concerned

The proposed redemption of shares of the Existing Portfolio will be consistent with its investment policies, as recited in its current registration statement, because the shares will be redeemed at their net asset value in conformity with Rule 22c-1 under the 1940 Act. Likewise, the proposed sale of shares of the Replacement Portfolio for investment securities will be consistent with its investment policies, as recited in its registration statement, because: (1) the shares will be sold at their net asset value; and (2) the investment securities will be of the type and quality that the Replacement Portfolio could have acquired with the proceeds from the sale of their shares had the shares been sold for cash. To assure the second of these conditions is met, Cornerstone will continue to manage the assets that are being transferred to the Replacement Portfolio after the Proposed Substitution and will examine the portfolio securities being transferred to the Replacement Portfolio to ensure that they are consistent with the Replacement Portfolio’s investment objective and policies and could have been acquired by the Replacement Portfolio in a cash transaction.

3. Consistency with the General Purposes of the 1940 Act

The proposed In-Kind Transactions, as described herein, are consistent with the general purposes of the 1940 Act as stated in the Findings and Declaration of Policy in Section 1 of the 1940 Act. The proposed In-Kind Transactions do not present any conditions or abuses that the 1940 Act was designed to prevent. In particular, Sections 1(b)(2) and 1(b)(3) of the 1940 Act state, among other things, that the national public interest and the interest of investors are adversely affected “when investment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof… or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders;… when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities.” As explained above, the terms of the proposed In-Kind Transactions are designed to prevent the abuses described in Sections 1(b)(2) and 1(b)(3) of the 1940 Act.

C. Request for an Order

The Section 17 Applicants respectfully submit that, for all the reasons stated above, the Commission should issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the proposed In-Kind Transactions described above. The Section 17 Applicants assert that the terms of the proposed In-Kind Transactions as set forth herein, including the consideration to be paid and received, are reasonable and fair to: (1) the Existing Portfolio and the Replacement Portfolio; and (2) Contract Owners. The Section 17 Applicants also assert that the proposed In-Kind Transactions do not involve overreaching on the part of any person concerned. Furthermore, the Section 17 Applicants represent that the proposed In-Kind Transactions are, or will be, consistent with all relevant policies of (1) the Existing Portfolio and the Replacement Portfolio as stated in their respective registration statements and reports filed under the 1940 Act, and (2) the general purposes of the 1940 Act.

V. CONCLUSION

For the reasons set forth in this Application, the Section 26 Applicants and Section 17 Applicants, respectively, submit that the Proposed Substitution and the related In-Kind Transactions meet the standards of Section 26(c) of the 1940 Act and Section 17(b) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and an order of exemption pursuant to Section 17(b) of the 1940 Act and that such orders be made effective as soon as possible.

VI.  PROCEDURAL MATTERS

1.        Pursuant to Rule 0-2(f) under the 1940 Act, the Section 26 Applicants and the Section 17 Applicants, state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

2.        The Section 26 Applicants and the Section 17 Applicants, desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

3.        Pursuant to Rule 0-2 under the Act, the Applicants hereby declare that this Application for a Commission order is signed by an authorized person on behalf of each of the Applicants pursuant to the general authority vested in such person by the appropriate charter documents and/or by resolution of each Board or pursuant to the appropriate charter documents of each Applicant, pursuant to Rule 0-2 under the Act, and/or by verification required by Rule 0-2(d) under the Act attached as Exhibit A to this Application, and further declare that such authorizations remain in full force and effect.

4.        All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same. Pursuant to Rule 0-2(c) the resolutions authorizing the officers of each Applicant to sign and file the Application are attached hereto as Exhibits B and C. These resolutions remain in full force and effect and are hereby incorporated by reference.

APPENDIX A

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitution

NYLIAC Variable Annuity Separate Account—I	033-53342	811-07280	October 15, 1992	New York Life Flexible Premium Variable Annuity (000-190)
NYLIAC Variable Annuity Separate Account—II	033-53344	811-07282		New York Life Flexible Premium Variable Annuity (000-190)
NYLIAC Variable Annuity Separate Account—III	033-87382	811-08904	November 30, 1994	● New York Life Variable Annuity ¡ (993-190) (original) ¡ (995-190) ● New York Life Access Variable Annuity ¡ (200-090) (original) ¡ (204-191)

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitution
● New York Life Access Variable Annuity (f/k/a MainStay Access Variable Annuity) (200-090) ● New York Life Plus Variable Annuity (f/k/a MainStay Plus Variable Annuity) (999-190)
● New York Life Essentials Variable Annuity (202-192)
● New York Life Plus II Variable Annuity (f/k/a MainStay Plus II Variable Annuity) (202-192)
NYLIAC Variable Annuity Separate Account—III	333-80535			● New York Life Flexible Premium Variable Annuity (000-190)
NYLIAC Variable Annuity Separate Account—III	333-30706			● New York Life Premium Plus Variable Annuity (f/k/a MainStay Premium Plus Variable Annuity) (200-190)

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitution
● New York Life Premium Plus II Variable Annuity (f/k/a MainStay Premium Plus II Variable Annuity) (203-190) ● New York Life Premium Plus Variable Annuity (200-195)
● New York Life Premium Plus II Variable Annuity (203-195)
NYLIAC Variable Annuity Separate Account—III	333-81530			● New York Life Select Variable Annuity (202-190)
● New York Life Select Variable Annuity (f/k/a MainStay Select Variable Annuity) (202-190)
NYLIAC Variable Annuity Separate Account—III	333-156018			● New York Life Premier Plus Variable Annuity (208-192) ● New York Life Premier Plus Variable Annuity II (ICC15-P302 and 215-P302) ● New York Life Premier Variable Annuity (208-191)

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitution
● New York Life Premier Variable Annuity II (ICC15-P301 and 215-P301)
NYLIAC Variable Annuity Separate Account—III	333-158552			● New York Life Complete Access Variable Annuity (208-190) ● New York Life Complete Access Variable Annuity II (ICC15-P300 and 215-P300)
NYLIAC Variable Annuity Separate Account – III	333-172046			● New York Life Flexible Premium Variable Annuity II (ICC11-P110) ● New York Life Flexible Premium Variable Annuity III (ICC15-P303 and 215-P303)
NYLIAC Variable Annuity Separate Account – III	333-178743			● New York Life Income Plus Variable Annuity (ICC11-P105 and 211-P105) ● New York Life Income Plus Variable Annuity II (ICC15-P304 and 215-P304)

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitution
NYLIAC Variable Annuity Separate Account—IV	333-106806	811-21397	June 10, 2003	● New York Life Elite Variable Annuity (203-193) ● New York Life Elite Variable Annuity (f/k/a MainStay Elite Variable Annuity) (203-193) ● New York Life Premium Plus Elite Variable Annuity (204-193)
NYLIAC Variable Annuity Separate Account—IV	333-130068			● New York Life Longevity Benefit Variable Annuity (206-193) ● New York Life Longevity Benefit Variable Annuity (f/k/a MainStay Longevity Benefit Variable Annuity) (206-193)
NYLIAC Variable Annuity Separate Account—IV	333-156019			● New York Life Premier Plus Variable Annuity (208-192) ● New York Life Premier Plus Variable Annuity II (ICC15-P302 and 215-P302)

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitution
● New York Life Premier Variable Annuity (208-191) ● New York Life Premier Variable Annuity II (ICC15-P301 and 215-P301)
NYLIAC Variable Annuity Separate Account—IV	333-172044			● New York Life Flexible Premium Variable Annuity II (ICC11-P110) ● New York Life Flexible Premium Variable Annuity III (ICC15-P303 and 215-P303)
NYLIAC Variable Universal Life Separate Account—I	033-64410	811-07798	June 4, 1993	Flexible Premium Variable Universal Life (793-90)*
NYLIAC Variable Universal Life Separate Account—I	333-79309			NYLIAC Variable Universal Life 2000* ¡ (799-90) (original) ¡ (302-90)
NYLIAC Variable Universal Life Separate Account—I	333-39157			NYLIAC Survivorship Variable Universal Life* ¡ (797-150) (original) ¡ (302-150)

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitution

NYLIAC Variable Universal Life Separate Account—I	333-47728			NYLIAC Single Premium Variable Universal Life* ¡ (301-95) (original ¡ (302-95) ¡ (303-95)
NYLIAC Variable Universal Life Separate Account —I	333-102674			NYLIAC Variable Universal Life Provider* ¡ (300-30) (original) ¡ (300-31)
NYLIAC Variable Universal Life Separate Account—I	333-147707			● New York Life Survivorship Variable Universal Life Accumulator* (308-150) ● New York Life Variable Universal Life Accumulator* (308-30)
NYLIAC Variable Universal Life Separate Account—I	333-156513			New York Life Legacy Creator Single Premium Variable Universal Life* (308-95)
NYLIAC Variable Universal Life Separate Account—I	333-190312			New York Life Variable Universal Life Accumulator Plus (313-30)*

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitution
NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I	333-48300	811-07697	May 24, 1996	CorpExec VUL: Corporate Executive Series Variable Universal Life** ¡ CorpExec II-V (300-40) ¡ CorpExec VI (307-43)
NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I	333-161336			NYLIAC CorpExec Accumulator Variable Universal Life** (309-20)
NYLIAC Private Placement Variable Universal Life Separate Accounts – I & II	N/A	N/A	December 10, 2001	● NYLIAC CorpExec Private Placement Variable Universal Life*** ¡ 304-46C (Group) ¡ 304-47

All of the variable annuity contracts listed above offer either 39 or 53 Subaccounts. The variable universal life policies listed above denoted with asterisks offer the following number of Subaccounts:

*59 Subaccounts.

**115 Subaccounts.

*** 112 Subaccounts.

SIGNATURES

New York Life Insurance and Annuity Corporation has caused this Application to be duly signed on its behalf, in New York, New York on December 11, 2015.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION ON BEHALF OF ITSELF, AND ITS SEPARATE ACCOUNTS NAMED IN THIS APPLICATION

By:	/s/ Dylan W. Huang
Name: Dylan W. Huang
Title: Vice President

The Trust has caused this Application to be duly signed on its behalf, in the City of Parsippany and State of New Jersey on the 11th day of December, 2015.

Mainstay VP Funds Trust

By:	/s/ J. Kevin Gao
J. Kevin Gao
Secretary and Chief Legal Officer

EXHIBIT LIST

A.	Rule 0-2(d) Verifications

B.	Resolutions of Board of Directors of New York Life Insurance and Annuity Corporation (“NYLIAC”), or the Product Committee of the Board, for:

¡	NYLIAC Variable Annuity Separate Accounts I and II (October 5, 1992)
¡	NYLIAC Variable Annuity Separate Account III (formerly known as NYLIAC LifeStages Annuity Separate Account) (November 30, 1994)
¡
¡	NYLIAC Variable Universal Life Separate Account I (June 4, 1993)
¡	NYLIAC Corporate Sponsored Variable Universal Life Separate Account I (May 24, 1996)
¡	NYLIAC Variable Annuity Separate Account IV (June 10, 2003)
¡	NYLIAC Private Placement Variable Universal Life Insurance Separate Accounts I and II (December 10, 2001)

C.	Resolutions of Board of Trustees of MainStay VP Funds Trust, adopted December 8-10, 2015.

Exhibit A

VERIFICATION

The undersigned states that they have duly executed the attached Application, dated December 11, 2015, for and on behalf of New York Life Insurance and Annuity Company (“NYLIAC”) (acting both for itself and as depositor of its Separate Accounts named in the attached Application); that they are Vice President & Actuary of NYLIAC; and that all action by the members of the Board of Directors of NYLIAC necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that they are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

By:	/s/ Dylan W. Huang
Name: Dylan W. Huang
Title: Vice President

VERIFICATION

The undersigned states that he has duly executed the attached Application, dated December 11, 2015, for and on behalf of MainStay VP Funds Trust (“Trust”); that he is the Secretary and Chief Legal Officer of such Trust; and that all action by the members of the Board of Trustees of such Trust necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Mainstay VP Funds Trust

By:	/s/ J. Kevin Gao
J. Kevin Gao
Secretary and Chief Legal Officer

Exhibit B

Resolutions Relating to NYLIAC and Its Separate Accounts

CERTIFICATE OF SECRETARY

The undersigned Secretary of New York Life Insurance and Annuity Corporation (“NYLIAC”) hereby certifies that the resolutions attached hereto as Schedule 1 were adopted by (1) unanimous written consent of the Board of Directors (the “Board”) of NYLIAC on October 5, 1992, November 30, 1994, June 4, 1993 and May 24, 1996 and (2) unanimous written consent of the Product Committee of the Board on June 10, 2003 and December 10, 2001 in the manner and on the dates indicated.

By:	/s/ Thomas F. English
	Name:	Thomas F. English
	Title:	Secretary
	Date:	December 11, 2015

Schedule 1

Consent

********

in lieu of a

Special Meeting of Board of Directors

Dated as of October 5, 1992

RESOLVED, that VA Separate Account I and VA Separate Account II each be organized as a unit investment trust, that each be registered, if necessary or appropriate, with the United States Securities and Exchange Commission (“SEC”) under the Investment Company Act, and that the VA Contracts be registered for sale under the Securities Act of 1933; that for such purpose the President, any Vice President, the Secretary and any Assistant Secretary of the Corporation are severally authorized and empowered to execute and file or cause to be filed with the SEC, in the name and on behalf of the Corporation and each of VA Separate Account I and VA Separate Account II, a Notification of Registration on Form N-8A and a Registration Statement on Form N-4 or on any other forms which the Rules and Regulations of the SEC may, from time to time, permit, and to take all other actions which are necessary or advisable in connection with the offering of the VA Contracts for sale and the operation of VA Separate Account I and VA Separate Account II, in order to comply with the Investment Company Act, the Securities Exchange Act of 1934, the Securities Act of 1933, and other applicable federal and state laws, including the filing of any amendments or supplements to registration statements, any undertakings, and any applications for exemptions from the Investment Company Act or other applicable federal or state laws as the individual or individuals so acting shall deem necessary, advisable or appropriate; and that the Secretary of the Corporation hereby is appointed as designated agent for service under any such registration statements and duly authorized to receive communications and notices from the SEC and to respond with respect thereto.

Consent of the Board of Directors

In Lieu of a Meeting of the Board of Directors

Dated as of November 30, 1994

RESOLVED, that LifeStages Separate Account be organized as a unit investment trust, that it be registered, if necessary or appropriate, with the United States Securities and Exchange Commission (“SEC”) under the Investment Company Act, and that the VA Contracts, and any other substantially similar variable annuity contracts issued by the Corporation, be registered for sale under the Securities Act of 1933; that for such purpose the President, any Vice President, the Secretary and any Assistant Secretary of the Corporation are severally authorized and empowered to execute and file or cause to be filed with the SEC, in the name, and on behalf, of the Corporation and LifeStages Separate Account, a Notification of Registration on Form N-8a and a Registration Statement on Form N-4 or on any other forms which the Rules and Regulations of the SEC may, from time to time, permit, to obtain any exemptive relief necessary in connection therewith, and to take all other actions which are necessary or advisable in connection with the offering of the VA Contracts and any other substantially similar variable annuity contracts issued by the Corporation, for sale and the operation of LifeStages Separate Account, in order to comply with the Investment Company Act, the Securities Exchange Act of 1934, the Securities Act of 1933, and other applicable federal and state laws, including the filing of any amendments or supplements to registration statements, any undertakings, and any applications for exemptions from the Investment Company Act or other applicable federal or state laws as the individual or individuals so acting shall deem necessary, advisable or appropriate; and that the Secretary of the Corporation hereby is appointed as designated agent for service under any such registration statements and duly authorized to receive communications and notices from the SEC and to respond with respect thereto.

CONSENT OF THE BOARD OF DIRECTORS

in lieu of a

Special Meeting of Board of Directors

Dated as of June 4, 1993

FURTHER RESOLVED, that VL Separate Account I and VL Separate Account II each be organized as a unit investment trust, that each be registered, if necessary or appropriate, with the United States Securities and Exchange Commission (“SEC”) under the Investment Company Act, and that the VL Policies be registered for sale under the Securities Act of 1933; that for such purpose the President, any Vice President, the Secretary and any Assistant Secretary of the Corporation are severally authorized and empowered to execute and file or cause to be filed with the SEC, in the name and on behalf of the Corporation and each of VL Separate Account I and VL Separate Account II, a Notification of Registration on Form N-8A and Registration Statements on Forms N-8B-2 and S-6 or on any other forms which the Rules and Regulations of the SEC may, from time to time, permit, and to take all other actions which are necessary or advisable in connection with the offering of the VL Policies for sale and the operation of VL Separate Account I and VL Separate Account II, in order to comply with the Investment Company Act, the Securities Exchange Act of 1934, the Securities Act of 1933, and other applicable federal and state laws, including the filing of any amendments or supplements to registration statements, any undertakings, and any applications for exemptions from the Investment Company Act or other applicable federal or state laws as the individual or individuals so acting shall deem necessary, advisable or appropriate, including applications which seek exemptive relief in connection with separate accounts established in the future; and that the Secretary of the Corporation hereby is appointed as designated agent for service under any such registration statements and duly authorized to receive communications and notices from the SEC and to respond with respect thereto.

CONSENT OF BOARD OF DIRECTORS

In Lieu of

Special Meeting of Board of Directors

Dated as of May 24, 1996

FURTHER RESOLVED, that CSVUL Separate Account I be organized as a unit investment trust, that it be registered, if necessary or appropriate, with the United States Securities and Exchange Commission (“SEC”) under the Investment Company Act, and that the CSVUL Policies, and any other substantially similar variable universal life insurance contracts issued by the Corporation, be registered for sale under the Securities Act of 1933; that for such purpose the President, any Vice President, the Secretary and any Assistant Secretary of the Corporation are severally authorized and empowered to execute and file or cause to be filed with the SEC, in the name and on behalf of the Corporation and CSVUL Separate Account I, a Notification of Registration on Form N-8A and Registration Statements on Forms N-8B-2 and S-6 or on any other forms which the Rules and Regulations of the SEC may, from time to time, permit, and to take all other actions which are necessary or advisable in connection with the offering of the CSVUL Policies, and any other substantially similar variable universal life insurance contracts issued by the Corporation, for sale and the operation of CSVUL Separate Account I, in order to comply with the Investment Company Act, the Securities Exchange Act of 1934, the Securities Act of 1933, and other applicable federal and state laws, including the filing of any amendments or supplements to registration statements, any undertakings, and any applications for exemptions from the Investment Company Act or other applicable federal or state laws as the individual or individuals so acting shall deem necessary, advisable or appropriate, including applications which seek exemptive relief in connection with separate accounts established in the future; and that the Secretary of the Corporation hereby is appointed as designated agent for service under any such registration statements and duly authorized to receive communications and notices from the SEC and to respond with respect thereto.

Unanimous Written Consent of the Product Committee of the Board of

Directors

In Lieu of a Meeting of the Committee

Dated as of June 10, 2003

FURTHER RESOLVED, that Variable Annuity Separate Account IV be organized as a unit investment trust, that it be registered with the United States Securities and Exchange Commission (the “SEC”) under the Investment Company Act, and that the VA Contracts, and any of other substantially similar variable annuity contracts issued by the Corporation, be registered for sale under the Securities Act of 1933; that for such purpose, the officers of the Corporation are severally authorized and empowered to execute and file or cause to be filed with the SEC, in the name, and on behalf, of the Corporation and Variable Annuity Separate Account IV, a Notification of Registration on Form N-8a and a Registration Statement on Form N-4 or on any forms which the Rules and Regulations of the SEC may from time to time permit, to obtain any exemptive relief necessary in connection therewith, and to take all other actions which are necessary or advisable in connection with the offering of the VA Contracts and any other substantially similar variable annuity contracts issued by the Corporation, for the sale and the operation of the Variable Annuity Separate Account IV, in order to comply with the Investment Company Act, the Securities Exchange Act of 1934, the Securities Act of 1933, and other applicable federal and state laws, including filing of any amendments or supplements to registration statements, any undertakings, and any applications for exemptions form the Investment Company Act or other applicable federal or state laws as the individual of individuals so acting shall deem necessary, advisable of appropriate; and that the Secretary of the Corporation is hereby appointed as designated agent for service under any such registration statements and duly authorized to receive communications and notices from the SEC and to respond with respect thereto, and be it.

New York Life Insurance and Annuity Corporation

********

Unanimous Written Consent of the Product Committee

of the Board of Directors

In Lieu of a Meeting of the Committee

Dated as of December 10, 2001

RESOLVED, that the officers of the Corporation, or any person designated by them, are severally authorized to take all action deemed necessary or appropriate to operate and manage the PPVUL Separate Accounts, in accordance with the Plans of Operations, as may be amended from time to time, including but not limited to executing participation agreements, limited liability company agreements or limited partnership agreements for purposes of the Corporation purchasing on behalf of the PPVUL Separate Accounts units or interests of management investment companies, limited liability companies or limited partnerships in which the PPVUL Separate Accounts invest, and to comply with applicable federal and state laws in order that the PPVUL Policies, and any other substantially similar private placement variable universal life insurance contracts issued by the Corporation, may be offered and sold in all jurisdictions in which the Corporation is authorized to conduct a life insurance business; and be it further

Exhibit C

Resolutions of Board of Trustees of MainStay VP Funds Trust

CERTIFICATE OF SECRETARY

The undersigned, J. Kevin Gao, hereby certifies that he is the duly elected Secretary and Chief Legal Officer of MainStay VP Funds Trust, a Delaware statutory trust (the “Trust”), and does further certify that at a meeting of the Board of Trustees of the Trust duly held on December 8-10, 2015, at which a quorum was present and acting throughout, the following resolutions were unanimously adopted:

RESOLVED, that in consideration of the recommendation of the Investment Committee, the filing with the SEC of an application (“Application”) for an exemptive order pursuant to Section 26(c) of the 1940 Act approving certain substitutions of securities and an order of exemption pursuant to Section 17(b) of the 1940 Act from Section 17(a) of the Investment Company Act of 1940, as amended, on behalf of MainStay VP Funds Trust and its series (the “Trust”), as discussed at this meeting, together with such changes as an officer of the Trust, with the advice of the Trust’s legal counsel, shall deem appropriate, be, and it hereby is, approved; and it is

FURTHER RESOLVED, that the officers of the Trust, be, and each hereby is authorized, to prepare, execute and file with the SEC the Application and one or more amendments to the Application, including but not limited to any changes in response to comments from the SEC or its staff; and it is

FURTHER RESOLVED, that the Application shall be executed by or on behalf of the Trust by one or more of its officers, and that the proper officers of the Trust are hereby authorized, in consultation with the Trust’s legal counsel, to take any and all further actions and to pay any fees and costs that may be necessary or appropriate to effect the foregoing resolutions; and it is

FURTHER RESOLVED, that the appropriate officers of the Trust, be, and they hereby are, authorized to make any other federal or state filings, execute documents, and take any such other actions that they, in consultation with the Trust’s legal counsel, shall deem necessary or appropriate to carry out the purpose and intent of the preceding resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board’s approval.

Mainstay VP Funds Trust

By: /s/ J. Kevin Gao
J. Kevin Gao
Secretary and Chief Legal Officer
Date: December 10, 2015